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                                  UNITED STATES



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 1993.


Commission file number 1-8765




                 CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN
                            (Full title of the Plan)




                              BROADWAY STORES, INC.
                    (Exact name of issuer of securities held)




                             3880 North Mission Road
                          Los Angeles, California 90031
           (Address of issuer of securities held pursuant to the plan)




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- - -------------------------------------------------------------------------------

                 CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN




                                      INDEX

                                                                         PAGE
                                                                         ----

Report of Independent Accountants                                          3

Financial Statements:

     Statement of Net Assets Available for Benefits                        4

     Statement of Changes in Net Assets Available for Benefits             5

     Notes to Financial Statements                                         6

Supplementary Financial Schedules:

     Schedule I - Schedule of Assets Held for Investment at
          December 31, 1993                                                9

     Schedule V - Schedule of Reportable Transactions for the Year
          Ended December 31, 1993                                         10

Signature                                                                 11

Index to Exhibits                                                         12

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants of the Carter Hawley Hale
Savings and Investment Plan and the Employee
Benefits Administrative Committee
of Broadway Stores, Inc.


In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Carter Hawley Hale Savings and Investment Plan at December 31, 1993 and the changes in its net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have previously audited, in accordance with generally accepted auditing standards, the statement of net assets available for benefits as of December 31, 1992 and the related statement of changes in net assets available for benefits for the year then ended (not presented herein) and in our report dated June 23, 1993 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying statement of net assets available for benefits as of December 31, 1992, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.


PRICE WATERHOUSE
Los Angeles, California
June 27, 1994

                                           CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           DECEMBER 31, 1993                                           DECEMBER 31,
                               ------------------------------------------------------------------------------------        1992
                                    MONEY                              BROADWAY   BROADWAY       NMG                  -------------
                                   MARKET       BOND       EQUITY       COMMON    PREFERRED    COMMON
         ASSETS                     FUND        FUND        FUND         STOCK      STOCK       STOCK        TOTAL        TOTAL
         ------                -----------  ----------  ----------   ----------  ----------  ----------  -----------  -------------
Cash and cash equivalents      $            $           $            $    2,704  $      885  $       80  $     3,669  $

Investments, at market
 value                          24,983,655   2,487,530   3,762,892    5,615,194   2,251,828   8,538,956   47,640,055   50,822,368

Company contribution
 receivable                                                             412,248                              412,248      949,855

Participant contributions
 and other miscellaneous
 receivables                                                                                                               44,670
                               ----------- ----------- -----------  ----------- ----------- ----------- ------------  -----------
Total assets                    24,983,655   2,487,530   3,762,892    6,030,146   2,252,713   8,539,036   48,055,972   51,816,893



 LIABILITIES AND PLAN EQUITY
 ---------------------------

Trustee and management fees
 payable                                                                                                                  (19,777)
                               ----------- ----------- -----------  ----------- ----------- ----------- ------------  -----------
Net assets available for
 benefits for approximately
 7,600 and 8,500 participants,
 respectively                  $24,983,655  $2,487,530  $3,762,892   $6,030,146  $2,252,713  $8,539,036  $48,055,972  $51,797,116
                               ----------- ----------- -----------  ----------- ----------- ----------- ------------  -----------
                               ----------- ----------- -----------  ----------- ----------- ----------- ------------  -----------



                         See Accompanying Notes to Financial Statements.


                                           CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                    YEAR ENDED DECEMBER 31, 1993
                              ------------------------------------------------------------------------------------------------------
                                   MONEY                                      BROADWAY      BROADWAY           NMG
                                  MARKET           BOND          EQUITY        COMMON       PREFERRED        COMMON
                                   FUND            FUND           FUND          STOCK         STOCK           STOCK        TOTAL
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------
Investment income
 Net appreciation
  (depreciation) in value     $  1,127,602    $    94,063    $   183,456   $    761,220   $   670,421   $   (195,818) $   2,640,944
 Dividends and interest                                                                                      109,202        109,202
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------
                                 1,127,602         94,063        183,456        761,220       670,421        (86,616)     2,750,146
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------

Contributions
 Participants                    1,536,936        514,641        984,503        132,326                                   3,168,406
 Broadway Stores, Inc.                                                          412,248                                     412,248
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------
                                 1,536,936        514,641        984,503        544,574                                   3,580,654
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------

                                 2,664,538        608,704      1,167,959      1,305,794       670,421        (86,616)     6,330,800
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------


Distributions                   (6,329,067)      (105,446)      (136,399)    (1,379,535)     (444,264)    (1,677,233)   (10,071,944)

Transfers between funds         (4,050,618)     1,984,272      2,731,332          2,866      (113,830)      (554,022)
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------

                               (10,379,685)     1,878,826      2,594,933     (1,376,669)     (558,094)    (2,231,255)   (10,071,944)
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------

Increase (decrease)
 in net assets available
 for benefits                   (7,715,147)     2,487,530      3,762,892        (70,875)      112,327     (2,317,871)    (3,741,144)

Net assets available for
 benefits at beginning
 of year                        32,698,802                                    6,101,021     2,140,386     10,856,907     51,797,116
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------

Net assets available for
 benefits at end of year      $ 24,983,655    $ 2,487,530    $ 3,762,892   $  6,030,146   $ 2,252,713   $  8,539,036  $  48,055,972
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------
                              --------------- -------------- ------------- -------------- ------------- ------------- --------------



                         See Accompanying Notes to Financial Statements.

                 CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN

The following description of the Carter Hawley Hale Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement (the "Agreement") for more complete information.

GENERAL
The Plan is a defined contribution plan administered by the Employee Benefits Administrative Committee (the "Committee") of Broadway Stores, Inc. (the "Company"), formerly known as Carter Hawley Hale Stores, Inc. On February 9, 1993, the Board of Directors of the Company adopted the Plan, as amended and restated. The Plan, as amended and restated, reestablished Company matching contributions, created additional investment options, and enabled participants to direct their own investment allocations and monitor their accounts by using a telephone information and transaction system. Prior to the restatement, the Plan was known as the "Carter Hawley Hale 401(k) Investment Plan".

TRUSTEE FOR PLAN ASSETS
In March 1993, the Plan appointed Bankers Trust Company as the trustee for plan assets. During 1993 all assets were transferred to Bankers Trust Company from the former trustee, Bank of America N.T. and S.A.

PLAN INVESTMENTS
Prior to March 1993, employee contributions were being invested entirely in a limited risk investment fund. Plan investments also included shares of Company common stock as a result of Company and participant investments made prior to February 1991, shares of Company preferred stock issued in connection with the Company's emergence from bankruptcy in October 1992 and shares of common stock of The Neiman Marcus Group as a result of a distribution received in connection with the Company's restructuring which was completed in 1987.

Commencing March 1993, investment choices became participant directed and were broadened to include money market, bond, and equity funds together with an option to invest in shares of Company common stock. No recommendation is made by the Company, the Committee, or the Trustee as to whether employees should make contributions under the Plan or invest contributions in any of the investment choices provided. No additional investments may be made in shares of the Company preferred stock or Neiman Marcus common stock.

The money market fund invests in highly liquid, short maturity, and high credit quality securities. The bond fund invests principally in fixed income securities included in the Lehman Brothers Aggregate Bond Index. The equity fund invests principally in common stocks of those companies included in the Standard & Poor's 500 Stock Price Index.

COMPANY CONTRIBUTIONS
Subsequent to filing for bankruptcy in February of 1991, the Company matching contributions had been suspended. The Company emerged from bankruptcy in October 1992 and, effective April 1, 1993, Company matching contributions resumed at a rate of 25% of the participant's pretax contributions up to 6% of compensation earned on or after April 1, 1993 (subject to limitations for certain highly compensated employees). Matching contributions will only be made if the participant is employed by the Company and eligible to participate in the Plan on December 31 of the applicable year.

ELIGIBILITY REQUIREMENTS
Employees are eligible to participate in the Plan if they have 1,000 hours or more of service with the Company either during their first 12 months of employment or during any Plan year commencing after their initial date of employment with the Company.

EMPLOYEE CONTRIBUTIONS
Within limits set out in Section 401(k) of the Internal Revenue Code (the "Code"), as amended in 1986, participants may elect to contribute between two and twelve percent of their pre-tax compensation; provided, however, that if the employee is a highly compensated employee for purposes of Section 414(q) of the Code, contribution rates are limited to between two and six percent of pre-tax compensation. The Plan provides for participants to change the rate of contribution, suspend contributions or resume contributions effective as of the first paydate in the month following the election. Participants' contributions and earnings thereon are fully vested at all times; however, certain withdrawal restrictions apply under the Code to contributions of participants continuing in the service of the Company.

EXPENSES OF THE PLAN
Each month, the Plan is charged a portion of the direct expenses relating to investment management, trustee, and administrative costs. The money market, bond and equity funds are directly charged for expenses at fixed monthly rates of .0375%, .0350% and .0417%, respectively, based on the fund's month end balance. In 1993, plan earnings were reduced by $120,771 for these expenses. Costs in excess of these charges are borne by the Company.

PLAN TERMINATION
The Company has not expressed an intent to terminate the Plan as it may subject to Plan provisions. No amendment or termination of the Plan, however, shall allow any part of the funds held by the trustee to return to the Company or to be used for any purpose other than for exclusive benefit of the participants.

BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements are prepared on the accrual basis of accounting. The money market, bond, and equity funds are valued at fair market value at the end of each business day by the investment manager. The investment in shares of common stock of the Company and in shares of The Neiman Marcus Group are valued at market based upon the closing New York Stock Exchange composite price at the Plan year end. The investment in Company preferred stock is convertible into warrants to purchase Company common stock and is valued at market based upon the price of the warrants at Plan year end. The change in the difference between beginning and end of period cost and market value of Plan investments is presented in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in value.

OBLIGATIONS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include $1,589,961 and $244,071 for amounts owing to withdrawing participants as of December 31, 1993 and 1992, respectively. These amounts are reflected as liabilities on the Plan's Form 5500.

COMPANY CONTRIBUTION RECEIVABLE

The 1993 Company matching contribution of 44,298 shares of newly issued shares of Company common stock was reflected as a Company contribution for the year ended December 31, 1993 and was included as a Company contribution receivable of $412,248 at December 31, 1993. The $949,855 prior year Company contribution receivable was contributed to the money market fund during 1993.

ASSETS HELD FOR INVESTMENT

Assets held for investment are shown at current value on the Statement of Net Assets Available for Benefits. The cost basis of the investments are as follows:

                                                   Cost Basis At
                                            ---------------------------
                                            December 31,   December 31,
                                                 1993          1992
                                              ---------     ----------
          Money market fund                 $24,983,655    $31,724,054
          Bond fund                           2,392,200             --
          Equity fund                         3,573,857             --
          Company common stock               41,247,743     49,257,572
          Company preferred stock             3,979,181      4,853,818
          Neiman Marcus common stock          5,910,963      7,698,880

TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter, including amendments effective July 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

CHANGE IN MARKET VALUE OF PLAN INVESTMENT IN COMPANY AND NEIMAN MARCUS GROUP SHARES

The net market value of the December 31, 1993 Plan investment in Company and Neiman Marcus Group shares of common and Company preferred stock changed during the period January 1, 1994 to June 27, 1994 as follows:


                                             Market Value At
                                       --------------------------
                           Number of   December 31,     June 27,
                            Shares         1993           1994          Change
                           --------    ------------  -------------- --------------

Company Common Stock        591,073   $  5,615,194   $  5,024,121   $   (591,073)
Company Preferred Stock     581,117      2,251,828      1,089,594     (1,162,234)
Neiman Marcus Group         455,411      8,538,956      7,172,723     (1,366,233)
                                      ------------   ------------   ------------
                                      $ 16,405,978   $ 13,286,438   $ (3,119,540)
                                      ------------   ------------   ------------
                                      ------------   ------------   ------------

SUPPLEMENTARY FINANCIAL SCHEDULES

The information included in the accompanying Schedules I and V has been prepared as of and for the year ended December 31, 1993 as required by the Employee Retirement Income Security Act of 1974 as amended. Schedules not included in this supplementary information have been omitted because they are not applicable.

                                                                  SCHEDULE I


                              CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN
                                  SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                           AT DECEMBER 31, 1993


                                                                                       Market
 Units                 Shares/Description                           Cost                Value
- - --------            -----------------------------             ---------------     -------------
                    Money Market Fund of Broadway
                    Stores, Inc.                              $  24,983,655       $  24,983,655

                    Bond Fund of Broadway
                    Stores, Inc.                                  2,392,200           2,487,530

                    Equity Fund of Broadway
                    Stores, Inc.                                  3,573,857           3,762,892

591,073             Common Stock of Broadway
                    Stores, Inc.                                 41,247,743           5,615,194

581,117             Preferred Stock of Broadway
                    Stores, Inc.                                  3,979,181           2,251,828

455,411             Common Stock of Neiman-Marcus
                    Group Inc.                                    5,910,963           8,538,956
                                                              ---------------     -------------
                                                              $  82,087,599       $  47,640,055
                                                              ---------------     -------------
                                                              ---------------     -------------


                                                                     SCHEDULE V


                                           CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN
                                                 SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                                         CURRENT VALUE
  IDENTITY OF                                                                                              OF ASSET
     PARTY                                                      NUMBER OF     NUMBER OF      COST OF      ON DATE OF      NET GAIN
   INVOLVED                   DESCRIPTION OF ASSET              PURCHASES       SALES         ASSET       TRANSACTION     OR (LOSS)
- - ----------------------   ----------------------------------- -------------- ----------- --------------- ---------------- -----------
Bank of America,         Transfer of assets from Bank of
N.T. & S.A.              America, N.T. & S.A. to Bankers
                         Trust Co, NA                              11            11       $ 32,533,469     $ 32,533,469   $    0

Bankers Trust Company    Purchases of units of Bankers
of California, N.A.      Trust Co., N.A. Discretionary
                         Cash Fund                                175                     $ 35,759,119     $ 35,759,119    $    0

Bankers Trust Company    Sales of units of Bankers Trust
of California, N.A.      Co., N.A. Discretionary Cash Fund                      164       $ 10,913,347     $ 10,913,347    $    0

Bankers Trust Company    Purchases of units of Bankers
of California, N.A.      Trust Co., N.A. Equity Fund              112                     $  3,700,240     $  3,700,240    $    0

Bankers Trust Company    Sales of units of Bankers Trust
of California, N.A.      Co., N.A. Equity Fund                                   19       $    126,384     $    130,738    $4,354

Bankers Trust Company    Purchases of units of Bankers
of California, N.A.      Trust Co., N.A. Bond Fund                 95                     $  2,508,835     $  2,508,835    $    0

Bankers Trust Company    Sales of units of Bankers Trust
of California, N.A.      Co., N.A. Bond Fund                                     21       $    116,638     $
   121,256    $4,618


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee of the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN



June 27, 1994                    By  /s/  JOHN D. DAVIES
                                     ------------------------------------------
                                     John D. Davies
                                     Vice President, Accounting

                 CARTER HAWLEY HALE SAVINGS AND INVESTMENT PLAN


                                INDEX TO EXHIBITS


Exhibit
   No.     Description
- - ---------  -----------

 23.1*     Consent of Price Waterhouse




*   Exhibit filed with this Form 11-K